02040453

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 1-13586

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MORGAN GROUP, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE MORGAN GROUP, INC.
2746 Old U.S. 20 West
Elkhart, Indiana 46514
(574) 295-2200

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of their report dated May 3, 2002 with respect to these financial statements into The Morgan Group, Inc.'s Form S-8 Registration Statement relating to the Plan (Registration No. 33-72998) is set forth hereto as Exhibit 23.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MORGAN GROUP, INC. 401(k) PROFIT SHARING PLAN
By the Plan Administrator:

THE MORGAN GROUP, INC.

By: ______________________________
Gary J. Klusman

DATE: June 26, 2002

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-72998) pertaining to The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust of our report dated May 3, 2002, with respect to the financial statements and schedule of The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Indianapolis, Indiana
June 25, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Bank One Center Tower
111 Monument Circle
Suite 2600
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Benefits Committee
The Morgan Group, Inc.
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and for the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 3, 2002

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 1,832,219**	$ 2,225,856
Receivables:		
Participant contributions	**10,192**	468
Employer contributions	**11,791**	17,782
Net assets available for benefits	**$ 1,854,202**	$ 2,244,106

See accompanying notes.

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2001	**2000**
Additions		
Investment income (loss):		
Net depreciation in fair value of investments	**$ (112,689)**	$ (125,108)
Interest and dividend income	**64,752**	158,888
	(47,937)	33,780
Contributions:		
Participants	**193,844**	224,257
Employer	**11,791**	37,820
Rollovers	**604**	-
Total additions	**158,302**	295,857
Deductions		
Benefits paid to participants	**(548,206)**	(442,301)
Net decrease	**(389,904)**	(146,444)
Net assets available for benefits:		
Beginning of year	**2,244,106**	2,390,550
End of year	**$ 1,854,202**	$ 2,244,106

See accompanying notes.

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the Morgan Group, Inc. (the "Company") on January 1, 1994, under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company not covered by a collectively bargained agreement who have completed one year of service (90 days of service effective January 1, 2002), as defined, and have attained 18 years of age are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of compensation as defined by the Plan, in 1% increments, subject to certain limitations under the Code. The Company provided a discretionary matching contribution equal to 25% of each participant's contribution up to a maximum of $200 for 2001 and 2000. For the years ended December 31, 2001 and 2000, the Company made discretionary matching contributions of $11,791 and $17,782, respectively. A participant must be active on the last day of the year in order to receive a matching contribution, unless the reason for termination during the year was due to retirement, death, or disability.

The Company may make an annual discretionary profit sharing contribution to the Plan. No discretionary profit sharing contributions were made for the years ended December 31, 2001 and 2000.

The Company may make qualified nonelective contributions in an amount to be determined annually by the Company and will be allocated only to the accounts of nonhighly compensated participants in proportion to a participant's compensation to the total compensation of all participants. No qualified nonelective contributions were made for the years ended December 31, 2001 and 2000.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on the proportion that each participant's balance bears to the total of all participant balances. Forfeited balances of terminated participants' nonvested accounts are allocated to the remaining participants. There were no forfeited balances as of December 31, 2001 and 2000. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions, Company discretionary matching contributions, qualified nonelective contributions, rollovers and actual earnings thereon. Vesting in Company discretionary profit sharing contributions is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing market conditions as determined by the trustee. Principal and interest is paid ratably through quarterly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may receive a lump-sum amount equal to the value of his or her account. The form of distribution is a single lump-sum payment.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment, a participant may direct their contributions, employer contributions, and any related earnings into twelve investment options in 1% increments. Participants may change their investment elections daily. All investments are participant-directed.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Interest and dividend income is recorded as earned on the accrual basis. Interest and dividend income is recorded net of related investment expenses.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All administrative expenses are paid by the Company.

3. Investments

The Plan's investments are held by a bank administered trust fund. Investments that represent 5% or more of the Plan's net assets are presented below:

	December 31	
	2001	**2000**
Mutual funds:		
Victory Balanced Fund	**$ 277,013**	$ 293,403
Victory Intermediate Income Fund	**111,534**	-
Victory Diversified Stock Fund	**406,141**	-
Victory Value Stock Fund	-	575,287
Neuberger & Berman: Focus Assets Fund	**293,409**	-
Neuberger & Berman: Partners Assets Fund	-	324,425
Janus Worldwide Fund	-	198,947
Common trust fund:		
Victory DCS Magic Fund	**565,260**	641,249

The net appreciation (depreciation) of plan investments by type of investment during 2001 and 2000 is as follows:

	2001	**2000**
Mutual funds	**$ (9,575)**	$ (147,231)
Common trust fund	**(84,727)**	38,331
Common stock of the Company	**(18,387)**	(16,208)
	$ (112,689)	$ (125,108)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 19, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

The Morgan Group, Inc. 401(k) Profit Sharing Plan and Trust
EIN: 22-2902315
Plan Number: 001

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual funds:		
	Victory Balanced Fund	$ 277,013
	Victory Intermediate Income Fund	111,534
	Victory Diversified Stock Fund	406,141
	EB Money Market Fund	433
	Neuberger & Berman: Focus Assets Fund	293,409
	American New Perspective Fund	97,529
	American Balanced Fund	225
	Fidelity Advisors Value Strategies Fund	236
	PIMCO Total Return Fund	7,697
		1,194,217
Common trust fund:		
	Victory DCS Magic Fund	565,260
Common stock:		
Morgan Group, Inc.	Class A Common Stock*	26,553
Participant loans	Various loans at interest rates from 5.75% to 10.5% due from January 18, 2002 to June 2, 2006	46,189
Total assets held for investment purposes		$ 1,832,219

**Indicates a party-in-interest to the Plan*

Note: Column (d), cost information, is not required and therefore has been omitted.